Exhibit 99.1

ASX Market Announcement

Join Genetic Technologies’ Exclusive Live Investor Webinar and Q&A Session on June 27

MELBOURNE, Australia – June 21, 2024 – Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”, or “Genetic Technologies”), a global leader in guideline-driven genomics-based tests in health, wellness and serious diseases, is pleased to invite investors to a webinar on June 27, 2024, at 4:15 p.m. ET.

The exclusive event, hosted by RedChip Companies, will feature Simon Morriss, CEO of Genetic Technologies, who will share insight into the Company’s portfolio of genomics-based tests targeting health, wellness and serious disease, including the geneType multi-risk test.

The team will provide an update on four pivotal strategies:

●	Scaling existing sales channels - amplifying existing sales channels for enhanced market penetration and share.

●	Aggressive marketing - harnessing our digital initiative to swiftly tap into the burgeoning direct-to-consumer market.

●	Expanding territories - expanding our global footprint through strategic licensing agreements.

●	Strategic Partnerships - forging partnerships with prominent health systems, exemplified by our recent collaboration with US-based Wellworks and Stay Healthy,

Genetic Technologies is focused on scaling operations expanding its direct-to-consumer testing programs. The global market for predictive genomics is expected to reach $4.6 billion by 2025, growing at a CAGR of 17%+.

To register for the free webinar, please visit: https://redchip.zoom.us/webinar/register/WN_OeG7n1jgRQKZp_Ev2Y4R5Q#/registration Questions can be pre-submitted to GENE@redchip.com or online during the live event.

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Authorised for release by the Board of Directors.

Contact:

Dave Gentry, CEO

RedChip Companies, Inc.

1-407-644-4256

GENE@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.